ARJ 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022045

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30546

RECEIVED MAR 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harrison Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Harbor Park Drive
(No. and Street)

Port Washington, (City) New York (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Blumer 800-999-6567
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, CA (City) (State) 90064 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ARJ 4/4/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Blumer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Securities, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD
REGULATION
An NASD Company

Via facsimile and first class mail

March 1, 2002

Fred Blumer
President
Harrison Securities, Inc.
6 Harbor Park Drive, Suite 260
Port Washington, NY 11050

Re: Request for an extension of time to file the annual audit of Harrison Securities, Inc.
CRD #14103 (the "Firm")

Dear Mr. Blumer:

In reply to your letter dated February 27, 2002, a request for a 30 day extension to file your annual audit for fiscal year end December 31, 2001 has been granted based on the reasons given and the information supplied.

As such, your annual audit should be filed on or before March 31, 2002. Should you have any questions please contact Donald Burney, Staff Supervisor, at (516) 949-4219.

Very truly yours,

Hal Geller

Hal Geller
Assistant Director

cc: Ms. Ramona Lopez
Securities and Exchange Commission
233 Broadway, Suite 1300
New York, NY 10279

George Brenner, CPA
10680 West Pico Boulevard, Suite 260
Los Angeles, CA 90064

Ms. Sherry Lawrence
NASD Regulation
Member Regulation Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

HARRISON SECURITIES, INC.
6 HARBOR PARK DRIVE
PORT WASHINGTON, NY 11050

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

I have audited the accompanying statement of financial condition of Harrison Securities, Inc. (the Company) as of December 31, 2001 and related statements of operations, cash flows, and changes in shareholder's equity for the year ended December 31, 2001. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2000 and the results of its operations, cash flows and stockholder's equity for the year ended December 31, 2001 in conformity with the United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
March 25, 2002

HARRISON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$1,165,521
Clearing deposit	107,321
Clearing accounts	152,037
Securities	286,325
Accounts receivable - related company	296,541
Brokers' advances	986,545
Other assets	50,429
TOTAL ASSETS	$3,044,719

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Clearance accounts - credit balance	$ 315,567
Due to brokers	522,859
Accounts payable	23,278
Payroll taxes withheld	371,326
Accrued income taxes	124,296
Officer/shareholder loan	71,500
Other	25,711
TOTAL LIABILITIES	1,454,537
SHAREHOLDER'S EQUITY	
Authorized 100,000 shares of common stock, issued and outstanding 100 shares at no par value	0
Paid-in capital	1,276,902
Retained earnings	313,280
SHAREHOLDER'S EQUITY	1,590,182
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,044,719

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	$7,956,019
Postage and reimbursement	128,939
Margin interest - rebate	76,333
Interest and dividends	15,034
	8,176,325
DIRECT COSTS	5,133,094
GROSS PROFIT	3,043,231
OPERATING EXPENSES	2,437,574
NET INCOME BEFORE TAXES	605,657
PROVISION FOR INCOME TAXES	125,000
NET INCOME	$ 480,657

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECMEBER 31, 2001

	Paid-In Capital	Retained Earnings Deficit	Total
Balance, January 1, 2001	$ 443,000	$(167,377)	$ 275,623
Capital Contributed	833,902		833,902
Net Income		480,657	480,657
Balance, December 31, 2001	$1,276,902	$ 313,280	$1,590,182

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 480,657
Amortization	5,554
Changes in Operating Assets and Liabilities	
Clearing deposit	(83,257)
Brokers' advances	(819,195)
Clearance accounts	(152,037)
Accounts receivable - related company	(281,592)
Other assets	(24,727)
Accounts payable	12,214
Payroll taxes withheld	357,660
Income taxes	123,641
Clearance accounts - credit balance	315,567
Due to brokers	522,859
Other liabilities	25,711
Net cash provided (used) in operating activities	483,055
CASH FLOW FROM INVESTING ACTIVITIES	(286,325)
Securities	5,692
Organization costs	
Total	(280,633)
CASH FLOW FROM FINANCING ACTIVITIES	
Officer/shareholder loan	42,450
Capital contributed	833,902
Total	876,352
NET INCREASE IN CASH	1,078,774
Cash: Beginning of period - 4/27/00	86,747
Cash: End of the Year	$1,165,521

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid	$ 1,180
Interest paid	$ 0

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF THE BUSINESS

Harrison Securities, Inc. (the Company), formerly D.L. Springate Securities, a sole proprietorship was incorporated in the State of California on April 27, 2000 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

D.L. Springate, a sole proprietorship was incorporated by the sole proprietor as Harrison Securities, Inc. The former sole proprietor then sold all the stock to the new owner. The Company began business in Pasadena, California and moved to Port Washington, New York in June, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a trade date basis.

B) **Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 11 for the computation of net capital.

HARRISON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 - INCOME TAXES

The provision for income taxes is comprised of the following:

Federal Income Tax	$ 93,610
New York State Income Tax	30,210
New York Franchise Tax	380
California Franchise Tax	800
	$125,000

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases - A Company affiliate leases office space in Port Washington, New York. The affiliate sub leases to the Company including office furniture, fixtures and equipment.

Contingencies - There are two arbitrations pending before the NASD:
(1) This matter relates to a customer trading complaint filed against a former employee of the Company. Because the matter is in the discovery process, Company counsel cannot make an assessment at this time. Management believes the claim has no merit and while the claim is substantial any settlement will be nominal and only to dismiss the inconvenience.
(2) This matter relates to an alleged employee raiding claim. The claim is substantial in amount but the Company was successful in defeating a motion for interim injunctive relief. Currently, the Company has filed a motion to dismiss the action. While counsel can make no assessment at this time, management believes the Company will prevail and the action will be dismissed.

NOTE 7 -

The advance to the related party (HSI) was approximately $297,000 and $15,000 at December 31, 2000 and 2001, respectively.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF DIRECT COSTS AND OPERATING EXPENSES

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of direct costs and operating expenses for the year ended December 31, 2001 are presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
March 25, 2002

HARRISON SECURITIES, INC.
SCHEDULE OF DIRECT COSTS
FOR THE YEAR ENDED DECEMBER 31, 2001

DIRECT COSTS

Broker's Commissions	$5,025,101
Clearing Fees	(192,315)
Registration Fees	246,712
Client Leads	76,440
Chargeoffs & Errors	(22,844)
	$5,133,094

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
SCHEDULE OF OPERATING COSTS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES

Salaries	$1,268,117
Consulting fees	48,208
Advertising	3,285
Automobile Expenses	9,715
Travel Expenses	15,615
Entertainment & Promotion	4,024
Gifts	1,000
Rent	382,250
Interest and Bank Charges	5,623
Insurance	45,134
Hospitalization	68,999
Professional Fees	63,726
Office Supplies	46,062
Postage & Delivery	(1,321)
Data Processing	75,904
Research	(18,120)
Quote Systems	131,115
Due & Subscriptions	1,538
Training and Courses	7,700
Telephone, CA and NY	173,888
Utilities - NY	60,000
Repairs and Maintenance- NY	37,400
Retirement Plan Expense	1,000
Fees and Licenses	1,158
Amortization - Mort. Costs	5,554
Total	$2,437,574

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC..
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$1,590,182
Nonallowable assets - page 11	(1,333,515)
Haircuts - page 11	(17,516)
NET CAPITAL	$ 239,151
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 92,024
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 147,127
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 101,115
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$1,454,537
Less: Securities Off-Set	(74,170)
	$1,380,367
Percentage of aggregate indebtedness to net capital	577%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

HARRISON SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS

Loan receivable	$ 296,541
Accounts receivable	13,647
NASDAQ warrants	16,800
Brokers' advances	986,545
Organizational costs	19,982
	$1,333,515

HAIRCUTS

Other Securities:	
$74,171 x 15%	$ 11,126
Money Markets	6,390
	$ 17,516

See Accompanying Notes to Financial Statements

PART II

HARRISON SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Account
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

In planning and performing my audit of the financial statements of Harrison Securities, Inc. (the "Company") for the period April 27 (date of inception) through December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Harrison Securities, Inc.
Port Washington, New York

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA

Los Angeles, California
March 25, 2002